Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2002	2001	2000	1999	1998

Net Income Before Preferred
Stock Dividends	$ 77,818	$ 75,259	$ 73,576	$ 78,217	$ 68,378

Add - Income Taxes	47,832	47,692	41,954	44,115	38,188
Fixed Charges excluding capitalized interest	23,673	36,737	33,640	31,398	33,141

Earnings	$ 149,323	$ 159,688	$ 149,170	$ 153,730	$ 139,707

Fixed Charges including capitalized interest	$ 23,673	$ 36,737	$ 34,462	$ 34,040	$ 33,786

Ratio of Earnings to Fixed Charges	6.31	4.35	4.33	4.52	4.14